Eric C. Jensen +1 650 843 5049 ejensen@cooley.com	VIA EDGAR

June 6, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Barbara C. Jacobs, Assistant Director
Jeff Kauten, Attorney-Advisor
Christine Dietz, Assistant Chief Accountant
Joyce Sweeney, Staff Accountant

Re:	Tenable Holdings, Inc.
Draft Registration Statement on Form S-1
Submitted April 27, 2018
CIK No. 0001660280

Ladies and Gentlemen:

On behalf of Tenable Holdings, Inc. (the “Company”), we are providing this letter in response to the comments of the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) contained in its letter, dated May 24, 2018 (the “Comment Letter”), relating to the Company’s Draft Registration Statement on Form S-1, confidentially submitted on April 27, 2018 (the “Draft Registration Statement”).

The Company is concurrently confidentially submitting a revised draft registration statement (the “Amended DRS”), which reflects changes made in response to certain of the comments contained in the Comment Letter. We are also sending the Staff a copy of this letter, along with four copies of the Amended DRS marked to show all changes from the Draft Registration Statement.

The numbering of the paragraphs below corresponds to the numbering of the comments contained in the Comment Letter, which for your convenience we have incorporated into this response letter in italics. Page references in the text of this response letter correspond to the page numbers of the Amended DRS. Capitalized terms used in this letter but not otherwise defined in this letter shall have the meanings set forth in the Amended DRS.

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Prospectus Summary

Overview, page 1

1.	When discussing your results of operations on page 2 you disclose free cash flow but do not disclose the corresponding GAAP measure. We note similar concerns with your discussion on page 77. Please revise to disclose the most directly comparable GAAP measure with greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations.

The Company acknowledges the Staff’s comment and has revised its disclosure on pages 2 and 83 of the Amended DRS accordingly.

2.	You disclose that in both 2016 and 2017 your recurring revenue represented 86% of total revenues. Please disclose how you define recurring revenues.

The Company acknowledges the Staff’s comment and has revised its disclosure on pages 2 and 83 of the Amended DRS accordingly.

3.	Please clarify the number of Fortune 500 and Global 2000 organizations with enterprise subscriptions for the period ended December 31, 2017 and disclose how you define an enterprise customer. In addition, disclose the average annual contract value for your Fortune 500 and Global 2000 customers for the period ended December 31, 2017.

The Company acknowledges the Staff’s comment and has revised its disclosure on pages 2 and 83 of the Amended DRS to clarify how the Company defines an enterprise customer and on pages 2, 83 and 94 to disclose the number of Fortune 500 and Global 2000 organizations that were enterprise platform customers for the period ended December 31, 2017.

With respect to the average annual contract value for the Company’s Fortune 500 and Global 2000 customers, the Company respectfully acknowledges the Staff’s comment and is supplementally providing to the Staff under separate cover a response to this inquiry, pursuant to Rule 418 under the Securities Act of 1933, as amended.

Selected Risks Affecting Our Business, page 5

4.	To provide context as to the concentration of ownership in Tenable, please disclose the percentage of your common stock held by your existing officers, directors and principal stockholders.

The Company acknowledges the Staff’s comment and has revised its disclosure on page 6 of the Amended DRS accordingly.

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Risk Factors

Risks Related to Our Business and Industry

Organizations may be reluctant…, page 20

5.	Please provide examples of the types of organizations that are reluctant to use cloud solutions for cyber security.

The Company acknowledges the Staff’s comment and has revised its disclosure on page 20 of the Amended DRS accordingly.

We rely on our third-party channel partner…, page 20

6.	Here or in the Business section, please disclose the material terms of your agreement with Ingram Micro, Inc. including the term and any material termination provisions.

The Company acknowledges the Staff’s comment and has revised its disclosure on page 21 of the Amended DRS accordingly.

Dilution, page 48

7.	We note that you include $50.2 million of deferred commissions in your total tangible assets. Please tell us how you determined that deferred commissions are tangible assets for purposes of your dilution calculation.

The Company acknowledges the Staff’s comment and has revised its disclosure on page 48 of the Amended DRS to remove deferred commissions from its total tangible assets for purposes of its dilution calculation, consistent with Section 8320 of the Staff’s Financial Reporting Manual related to the exclusion of deferred costs from tangible assets.

Selected Consolidated Financial Data

Non-GAAP Financial Measures

Calculated Billings, page 53

8.

You disclose on page 18 that many of your customers have the right to terminate their agreements. Please revise to disclose the extent to which your subscription and maintenance contracts are cancellable. Also, tell us the amount or percentage of arrangements entered into in 2016 and 2017 that are multi-year contracts and whether you typically invoice these customers for the full

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contractual amount in advance. To the extent that the multi-year arrangements have a significant impact on the comparability of your billings in a given period please revise to explain the impact.

The Company supplementally advises the Staff that, although selected customers and partners could take the position that provisions within their customer agreements give them the right to terminate their agreement with the Company or allege a material breach of their agreement due to or in connection with the sale of the Company’s common stock, customers are typically invoiced in advance, inclusive of multi-year contracts, and the Company’s contracts generally do not provide for refunds. The Company has revised its disclosure on page 18 of the Amended DRS accordingly. As disclosed on page 57 of the Amended DRS, one year arrangements are the primary subscription arrangement. The Company additionally advises the Staff that it has revised its disclosure on page 53 of the Amended DRS to disclose the non-GAAP metric of calculated current billings, rather than calculated billings. The Company believes that multi-year arrangements may create some variability in the comparability of billings in a given period and that the calculated current billings metric improves comparability by removing the impact of multi-year contracts.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 55

9.	Please explain to us how presenting the cumulative free Nessus users provides meaningful information. For each period presented disclose the number of free Nessus users and the number of Nessus Professional users that are active. Tell us how you determine a user is active and tell us whether any metrics are used to monitor the extent to which free Nessus users convert to Nessus Professional or other enterprise platform offerings. If so, revise to include quantified disclosure of such metrics. Refer to Item 303(a)(3) of Regulation S-K and Section III.B.1 of SEC Release No. 33-8350.

The Company respectfully advises the Staff that, as disclosed in the Draft Registration Statement, the Company believes that its community of Nessus users, cultivated over the past 20 years, represents an important data asset that, along with the Company’s internal researchers, provides real-time feedback on vulnerability data, insight and learnings that the Company uses to expand its assessment capabilities and coverage and improve its current products and products in development. The Company also considers the number of Nessus users, including the cumulative numbers of free Nessus users, to be representative of the Company’s brand recognition among cybersecurity professionals and that continued growth in this number suggests broader awareness among customers. The Company believes that it has not yet fully penetrated its potential market opportunity to sell its products to customers who

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are currently only users of Nessus Home and that expansion of its relationships with these users represents an important growth strategy. However, as described on page 57 of the Amended DRS, the Company expects many of its Nessus Home users to continue to use that product and not upgrade to Nessus Professional or the Company’s enterprise platform offerings.

The Company further advises the Staff that it only monitors downloads of its Nessus Home product by unique email addresses but does not monitor whether a Nessus Home user is actively using the product, nor does the Company have the ability to systematically track whether or the rate at which Nessus Home users upgrade to Nessus Professional or the Company’s enterprise platform offerings. The Company also advises the Staff that it does not consider the cumulative number of free Nessus users to be a key operating or financial metric and does not intend to regularly report this number for each financial period in the future. As described in the preceding paragraph, the Company has included the cumulative user number as of December 31, 2017 in the Draft Registration Statement primarily to give an indication to investors of the growth and scale of its thought leadership and brand awareness.

Factors Affecting Our Performance

New Enterprise Platform Customer Acquisition, page 57

10.	You disclose that you had over 24,000 total customers as of December 31, 2017. Please revise to disclose the total customer count for each period presented.

The Company respectfully advises the Staff that it does not view its total number of customers as a key operating metric and does not intend to report this number regularly for each quarterly period in the future. Rather, the Company has included this information throughout the Draft Registration Statement to give an indication to investors of the breadth of its current customer base and the potential of the Company’s business model to generate additional revenue opportunities by retaining and expanding revenue from these existing customers. The Company expects to report the total number of customers on an annual basis. Accordingly, the Company has revised its disclosure on page 59 of the Amended DRS to remove the number of total customers from this section.

For the reasons described in the Draft Registration Statement, the Company views the number of enterprise platform customers and the number of customers with $100,000 and greater in annual contract value as meaningful operating metrics, as the Company believes that these customers represent the most material revenue growth opportunities.

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Retaining and Expanding Revenue from Existing Customers, page 58

11.	You disclose that your dollar-based net expansion rate exceeded 120% at December 31, 2016 and 2017. Please revise to disclose the actual percentage for each period presented.

The Company acknowledges the Staff’s comment and has revised its disclosure on page 61 of the Amended DRS accordingly.

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 71

12.	Regarding the summary of stock-based awards provided on page 73, please describe for us the factors that contributed to significant fluctuations in the fair values from period-to- period, including any intervening events within the company or changes in your valuation assumptions or methodology.

The Company respectfully advises the Staff that the fair value of the Company’s common stock has been determined by the Company’s board of directors as of the date of each equity award-based grant. As disclosed in the Draft Registration Statement, the Company’s estimated fair value of each option award on the grant date is based upon the Black-Scholes option pricing model. The Company advises the Staff that its methodology to calculate the fair value of each option award has been consistent from period to period.

In valuing the Company’s common stock, the fair value of the business, or enterprise value, was first determined using the income and market approaches described in the AICPA’s practice aid referenced in the Draft Registration Statement. Once an enterprise value is determined, the Company utilizes a hybrid of the option pricing method (“OPM”) and the probability-weighted expected return method (“PWERM”) to allocate this value to the various classes and series of its capital stock. The PWERM approach employs various market approach calculations depending upon the likelihood of various discrete future liquidity scenarios, including initial public offering (“IPO”) scenarios and non-IPO scenarios. The probability and timing of each scenario are based upon discussions between the Company’s board of directors and management team.

In its application of the hybrid method, the Company relies on the PWERM to allocate the value of equity under a near-term liquidity scenario and the OPM to allocate the value of equity under a long-term liquidity scenario. The projected equity values relied upon in the PWERM scenario are based on (1) guideline IPO transactions involving companies that are considered broadly comparable to the Company and (2) the

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Company’s expectation of the pre-money valuation needed to achieve to consider an IPO as a viable exit strategy. The projected equity values relied upon in the OPM are based on a weighted average indication of the value using the discounted cash flow method, which is an income approach, and the guideline public company method, which is a market approach.

Significant factors considered by the Company’s board of directors in determining the fair value of the Company’s common stock for equity grant dates from January 1, 2017 to the date of the Amended DRS include:

Valuation Date	Fair Value per Ordinary Share	Estimated Probability of Liquidity Event Included in PWERM	Significant Events During Quarter Prior to Valuation
December 1, 2016	$4.25	30%

•  Company in final stages of search for new Chief Executive Officer

•  Acquisition of container security software company and rights to web application scanning software

•  Continued development of Tenable.io

April 1, 2017	$5.96	35%

•  Revenue for the first quarter of 2017 increased 58% over first quarter of 2016

•  Company hired new Chief Executive Officer, Amit Yoran, Chief Revenue Officer, John Negron, and Chief Marketing Officer, Jennifer Johnson

•  Launch of Tenable.io

•  International headquarters opened in Dublin, Ireland

July 1, 2017	$7.75	35%

•  Revenue for the second quarter of 2017 increased 53% over second quarter of 2016

•  Launch of new cyber exposure marketing strategy, expanding on the Company’s prior vulnerability management marketing strategy

•  Initial sales of Tenable.io to enterprise customers, including a sale to a Fortune 50 enterprise customer

•  Asia-Pacific (APAC) sales headquarters opened in Australia

•  Comparable public company share prices continued to increase

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Valuation Date	Fair Value per Ordinary Share	Estimated Probability of Liquidity Event Included in PWERM	Significant Events During Quarter Prior to Valuation
October 1, 2017	$9.66	40%

•  Revenue for the third quarter of 2017 increased 45% over third quarter of 2016

•  Introduction of container security and web application scanning modules for Tenable.io

•  Comparable public company share prices continued to increase

January 1, 2018	$10.97	50%

•  Revenue for the fourth quarter of 2017 increased 50% over fourth quarter of 2016

•  Company reached nearly 1,000 employees

•  Board appointed its first independent director, A. Brooke Seawell

•  Announcement of Industrial Security partnership with Siemens

•  Tax Cuts and Jobs Act passed, which the Company believes may reduce tax expense in long-term forecasts

April 1, 2018	$14.06	60%

•  Revenue for the first quarter of 2018 increased 46% over first quarter of 2017

•  Board appointed its second independent director, Arthur W. Coviello, Jr.

•  Company initiated discussions with underwriters and counsel for a potential IPO

Business

Customers, page 88

13.	Please disclose the objective criteria you have used in selecting the representative customers you identified by name, which will assist investors in understanding their significance to you.

The Company respectfully advises the Staff that the representative customers identified by name on page 94 of the Amended DRS have annual bookings of more than $30,000. The Company has revised the disclosure accordingly.

Certain Relationships and Related Party Transactions

Investors’ Rights, Management Rights, Voting and Co-Sale Agreements, page 117

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14.	Please disclose the names of the related parties to the investors’ rights agreement and the basis on which they are related parties. Refer to Item 404(a)(1) of Regulation S-K.

The Company acknowledges the Staff’s comment and has revised its disclosure on page 126 of the Amended DRS accordingly.

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-8

15.	You disclose on page 56 that you sell your enterprise platform offerings to distributors, which in turn sell to resellers, which then sell to end users, which you call customers. Please clarify your disclosures to state the timing at which you begin recognizing revenues and tell us how you determine that control has transferred. Refer to ASC 606-10-25-25 and ASC 606-10-50-17.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that for purposes of Management’s Discussion and Analysis of Financial Condition and Results of Operations, the Company has defined end-users as “customers.” For accounting purposes, when selling through its two-tier distribution system, the Company has identified the distributor as its direct customer and the end-user as its indirect customer.

The Company’s software licenses and access to cloud-based solutions are delivered via electronic keys. The Company considered the guidance under ASC 606-10-25-25 and determined that control is transferred to the distributor and through to the end-user at the time that the electronic keys are delivered to the end-user. The Company begins to recognize revenue when the electronic keys are delivered as that is when the distributor has the ability to direct the use of and obtain substantially all of the benefits from the cybersecurity vulnerability detection service provided through the Company’s software and cloud-based solutions. The Company has revised its disclosure on pages 62, 77 and F-9 of the Amended DRS accordingly.

16.	Please provide us the following information regarding your perpetual license arrangements and revise your disclosures as appropriate:

•	Tell us if you have identified the material right as a separate performance obligation. If you have combined the material right with the perpetual license and maintenance, please tell us why you believe this is appropriate. Refer to ASC 606-10-55-42.

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•	Tell us the period of time over which you are recognizing revenue for your combined performance obligation of the perpetual license and initial maintenance. If this period is longer than your initial maintenance period, please tell us why you believe this is appropriate.

•	Tell us the period of time over which you are recognizing revenue for your material right. If this period begins prior to the time the additional maintenance is transferred or when the material right expires, tell us why you believe this is appropriate. Refer to ASC 606-10-55-42.

The Company respectfully advises the Staff that its perpetual licenses are generally sold with one or more years of maintenance, which includes ongoing software updates and the ongoing ability to identify the latest cybersecurity vulnerabilities. The vulnerability updates occur frequently, at times with multiple updates occurring daily. The Company considered the guidance under ASC 606-10-25-19.b and 25-21 as well as ASC 606-10-55-140D through F (Example 10 Case C, combined anti-virus software with unspecified software updates). The Company determined that the promise to transfer the software license and the ongoing maintenance are not separately identifiable under ASC 606-10-25-21, because:

•	The software license and the ongoing software and vulnerability updates are significantly integrated in order to provide the ability to detect cybersecurity vulnerabilities.

•	The ongoing vulnerability updates significantly modify the licensed software as they allow for the identification of newly discovered cybersecurity vulnerabilities that the software was previously unable to detect.

•	The licensed software is highly dependent on the vulnerability updates in order to provide the ability to detect cybersecurity vulnerabilities and without such upgrades, the value of the licensed software would deteriorate rapidly. As such, the Company cannot satisfy its obligations to transfer the license and maintenance independent of one another.

Since the perpetual license and maintenance are effectively inputs to a combined item, the Company concluded that they should be considered one combined performance obligation to provide the ability to detect cybersecurity vulnerabilities. The Company’s perpetual license arrangements generally provide for maintenance renewal options that result in a material right related to the perpetual license as the customer can renew maintenance for an amount less than the fee in the initial contract (as it does not have to pay consideration for the license in the maintenance renewals). The Company concluded that the material right is a separate performance obligation in the Company’s contracts with its customers. Under ASC 606-10-55-45 and the Basis for Conclusions paragraphs BC392 through BC395 of ASU 2014-09, the Company applies the practical alternative to allocate consideration to the renewal option.

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The Company considered the factors provided in paragraph 606-10-55-45 to apply the practical alternative including:

•	The additional goods and services in the renewal options are similar to those provided in the initial contract

•	The renewal options’ terms and conditions related to goods and services are the same as the original contract

The Company concluded its maintenance renewal options met these criteria because services provided related to the maintenance (detection of cybersecurity vulnerabilities) are the same, with the same terms and conditions as the initial maintenance sold with the software license.

Under the practical alternative, the Company estimates a hypothetical transaction price based on its best estimate of the number of years that a customer will renew. In accordance with ASC 606-10-55-45, and as illustrated in paragraphs ASC 606-10-55-343 through 55-352 (Example 51), the hypothetical transaction price is then allocated to the goods and services expected to be provided, including any optional goods or services resulting from contract renewals. As the Company has concluded that the goods and services provided under its perpetual license and maintenance arrangements is a combined performance obligation to detect cybersecurity vulnerabilities over a period of time, and the criteria in ASC 606-10-55-45 are met, the Company allocates the transaction price between the cybersecurity license provided in the initial contract and the material right related to expected contract renewals based on the consideration the Company expects to receive for all services it expects to provide to the customer under the initial contract and expected renewal contracts at a discount.

The Company believes that it has appropriately considered the guidance in ASC-606-10-55-42, as well as the guidance in ASC 606-10-25-19, ASC 606-10-25-21, ASC 606-10-55-140D through F and ASC 606-10-55-45, in determining how it identifies performance obligations and recognizes revenue related to perpetual licenses, perpetual license maintenance and the related material right.

The Company has revised its disclosure on pages 62, 77 and F-9 of the Amended DRS to describe the application of the practical alternative, estimation of a hypothetical transaction price, the allocation of the transaction price and the recognition of the transaction price over the estimated economic life of the contract.

Note 7. Redeemable Convertible Preferred Stock and Common Stock, page F-16

17.	You disclose that all preferred stock will automatically convert upon a qualifying initial public offering. Please disclose how a qualifying initial public offering is defined and any conditional provisions if this offering does not constitute a qualified initial public offering.

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The Company acknowledges the Staff’s comment and has revised its disclosure on page F-18 of the Amended DRS accordingly. The Company supplementally advises the Staff that it expects its preferred stock to automatically convert to common stock in connection with the proposed offering in accordance with the terms of its existing certificate of incorporation, and it does not expect an outcome that would result in the offering being completed without such conversion.

Note 10. Income Taxes, page F-20

18.	Please tell us how where the impact of the remeasurement of deferred tax assets and liabilities resulting from the 2017 Tax Cuts and Jobs Act and the impact from the adoption of ASC 606 are included in your rate reconciliation. Refer to Rule 4-08(h)(2) of Regulation S-X and ASC 740-10-50-12.

The Company respectfully advises the Staff that the remeasurement of the Company’s deferred tax assets and liabilities resulted in the Company reducing its overall deferred tax asset by $14.1 million, with a corresponding reduction to the Company’s valuation allowance. These offsetting entries resulted in no impact on the Company’s income tax provision and net loss for the year ended December 31, 2017. The Company has disclosed the impact of the remeasurement of its deferred tax assets and liabilities in its rate reconciliation table on page F-23 of the Amended DRS under the “Revaluation of U.S. Deferred Income Taxes” caption. The impact of the remeasurement on the rate reconciliation was 34.5%. The impact of the reduction to the Company’s valuation allowance is reflected in the rate reconciliation table under the “Valuation allowance” caption.

The Company further advises the Staff that adoption of ASC 606 did not have any impact on the Company’s tax rate reconciliation, as the Company recorded an increase in the balance of its deferred tax assets related to deferred revenue on January 1, 2017 by $14.7 million, with a corresponding increase in its valuation allowance.

General

19.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

In response to the Staff’s comment, the Company advises the Staff that it has commenced “testing the waters” meetings with potential investors. Accordingly, the Company is supplementally providing to the Staff a copy of the presentation that the Company has used in these meetings with qualified institutional buyers or institutional

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accredited investors. The Company further advises the Staff that it will supplementally provide the Staff with copies of any additional written communications of the type referenced in the Staff’s comment.

20.	Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, refer to Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

The Company acknowledges the Staff’s comment and confirms that, once available and prior to printing and distributing its preliminary prospectus to investors, it will supplementally provide the Staff with any mock-ups of any pages that include any graphics, photographs, and the related captions or other artwork including logos.

21.	Please disclose the source of the following assertions in your prospectus:

•	You are the first and only provider of solutions for a new category of cybersecurity called Cyber Exposure (pages 1, 55, 76 and 83);

•	You are the first and only Cyber Exposure platform designed to provide broad visibility and deep insights into cyber exposure across the entire modern attack surface (pages 4, 57, 80); and

•	You have market leadership in Cyber Exposure (pages 5, 60 and 82).

As described in the Draft Registration Statement, the Company believes it has defined a new market category, which the Company calls Cyber Exposure, that goes beyond the vulnerability management market in which the Company and its competitors have traditionally competed. As described in the Draft Registration Statement, the Company believes that the new category of Cyber Exposure more accurately captures the need for organizations to manage and measure their cybersecurity risk in the digital era. The digital era, as described in the Draft Registration Statement, requires monitoring of both traditional assets, such as laptops and servers, and modern assets, such as cloud workloads and containers, as well as an understanding of how to prioritize and address cybersecurity risk. The Company believes that it has created the Cyber Exposure market by expanding the traditional vulnerability management market and building on its vulnerability management expertise, including its significant data asset provided by its Nessus community cultivated over 20 years and the Tenable Research team, to develop new solutions that identify cybersecurity risk across both traditional and modern IT assets and provide analytics that translate vulnerability data into business insight.

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As discussed in the Draft Registration Statement, as the Company’s customers have embraced digital transformation by modernizing their IT infrastructure and adopting cloud or hybrid cloud architectures, the Company’s offerings have similarly evolved to address the increased IT complexity and cybersecurity risk associated with these modern IT assets. As disclosed on page 98 of the Amended DRS, while the Company is aware of different vulnerability management tools that address different parts of security, the Company is not aware of any other provider of vulnerability management solutions that combines visibility across both traditional and modern IT assets with analytics to prioritize and measure cybersecurity risk. Furthermore, in April 2017, Forrester Research Inc. recognized the Company as having the only platform included in their report on vulnerability management tools that delivered all seven identified essential features.1

•	You have been an integral part of the cybersecurity market for nearly two decades (pages 2 and 76).

The Company respectfully submits that one of the Company’s co-founders created Nessus, a vulnerability assessment solution, in 1998. As disclosed in the Draft Registration Statement, Nessus has had approximately two million cumulative free users, defined as a unique email address used to download Nessus, from 2004 to 2017. Since Nessus was created, the Company has received a number of industry awards and recognitions. In 2002, the SANS Institute, an information security and cybersecurity training company, published reports recommending Nessus as a vulnerability management tool. PC Magazine named Nessus as the best open-source security tool in 2003 and included it on its list of the most important open-source apps of all time. In 2004, Network Computing Magazine named the Company’s predecessor entity a “company to watch.” Further, the Company’s solutions were finalists for the SC Magazine Awards, presented by a leading cybersecurity magazine, from 2007 to 2015 and won awards in 2013, 2014, 2015 and 2016.

* * * *

[1]	Forrester Research Inc., Vendor Landscape for Vulnerability Management, dated April 27, 2017.

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Please contact me at (650) 843-5049 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Eric C. Jensen

Eric C. Jensen

cc:	Amit Y. Yoran, Tenable Holdings, Inc.
Stephen A. Riddick, Tenable Holdings, Inc.
Brian F. Leaf, Cooley LLP
Madison A. Jones, Cooley LLP
Michael C. Labriola, Wilson Sonsini Goodrich & Rosati, P.C.
Mark R. Fitzgerald, Wilson Sonsini Goodrich & Rosati, P.C.
Megan J. Baier, Wilson Sonsini Goodrich & Rosati, P.C.
Mark G.C. Bass, Wilson Sonsini Goodrich & Rosati, P.C.

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

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